Exhibit 99.1

VIQ Solutions Announces Changes to Board of Directors

PHOENIX, ARIZONA, April 5, 2022 - VIQ Solutions Inc. (“VIQ”, “VIQ Solutions” or the “Company”) (TSX:VQS and NASDAQ:VQS), a global provider of secure, AI-driven, digital voice and video capture technology and transcription services, today announces the appointment of a new member to its Board of Directors (the “Board”), effective April 5th, 2022. The Company also announces the resignation of Mike Kessel from the Board, effective April 5th, 2022.

Joining the Board is Christine Fellowes, Managing Director, APAC, NBCUniversal International Networks & Direct-To-Consumer.

“I am excited to announce the appointment of Ms. Fellowes to our Board. Ms. Fellowes is a seasoned corporate executive with significant leadership experience in Asia, who will assist VIQ in achieving its Australasia growth plans,” said Larry Taylor, VIQ’s Chair of the Board.

Ms. Fellowes is an accomplished business leader with more than 30 years’ experience leading growth businesses across regional expansion, strategy, operations and P&L roles for prominent US multinationals in media, entertainment and technology companies in Asia. Her strategic insight extends across major markets in Asia and Australia. She holds Board Certification from Harvard Business School. She is an Australian and lives in Singapore.

“Ms. Fellowes extensive experience will be invaluable as we continue to scale our Media, Corporate and Government markets and achieve our strategic growth plans globally” said Sebastien Paré, VIQ’s Chief Executive Officer.

The Company also announces that Mike Kessel will be stepping down from the Board. Mr. Paré continued, “On behalf of the Company, we would like to thank Mike for his commitment to VIQ and his invaluable contributions to the Board while helping the Company transition from an early-stage technology venture to a global technology company listed on Nasdaq and the TSX.”

These changes bring the Board to eight members, six of whom are independent.

For additional information:

Media Contact:	Investor Relations Contact:
Laura Haggard	Laura Kiernan
Chief Marketing Officer	High Touch Investor Relations
VIQ Solutions	Phone: 1-914-598-7733
Phone: (800) 263-9947	Email: viq@htir.net

Email: marketing@viqsolutions.com

For more information about VIQ, please visit viqsolutions.com.

About VIQ Solutions

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.

Forward-looking Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this news release include, but are not limited to, the benefits of adding Christine Fellowes to the Board, the expected date of the appointments and resignation and VIQ’s plan to expand Board experience and operational acumen.

Forward-looking statements or information is based on several factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Although VIQ believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because VIQ can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, the Company’s goals and growth plans. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that have been used.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this news release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s annual information form dated March 31, 2022 and in the Company’s other materials filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this news release are made as of the date of this news release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.